FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2012

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item1
News Release dated October 22, 2012 entitled, "CN reports Q3-2012 net income of C$664 million, or C$1.52 per diluted share”

“Diluted Q3-2012 EPS increased 10 per cent over adjusted diluted EPS of C$1.38 for Q3-2011(1)”

Item 1
North America’s Railroad

CN reports Q3-2012 net income of C$664 million,
or C$1.52 per diluted share

Diluted Q3-2012 EPS increased 10 per cent over adjusted diluted EPS of C$1.38 for Q3-2011 (1)

MONTREAL, Oct. 22, 2012 — CN (TSX: CNR)(NYSE: CNI) today reported its financial and operating results for the third quarter and nine-month period ended Sept. 30, 2012.

Third-quarter 2012 highlights
•	Net income was C$664 million, or C$1.52 per diluted share, compared with year-earlier net income of C$659 million, or C$1.46 per diluted share.
•
Q3-2012 diluted earnings per share (EPS) increased 10 per cent over year-earlier adjusted diluted EPS of C$1.38 that excluded an after-tax gain of C$0.08 per diluted share on the sale of substantially all of the assets of IC RailMarine Terminal Company during Q3-2011. (1)

•	Revenues for the most recent quarter increased eight per cent to C$2,497 million, while revenue ton-miles rose seven per cent and carloadings increased three per cent.
•	Operating income increased five per cent to C$985 million.
•	The operating ratio increased by 1.3 points to 60.6 per cent.
•
Free cash flow for the first nine months of 2012 was C$1,036 million, including the impact of Q1-2012 voluntary pension plan contributions totalling C$450 million, compared with free cash flow of C$1,328 million for the same period of 2011. (1)

Claude Mongeau, president and chief executive officer, said: “CN’s focus on operational and service excellence helped the Company post a solid third-quarter performance, with revenue growth in all our business segments and solid improvement in most of our key operating metrics.

“Petroleum and chemicals led the way with a 15 per cent increase in revenues, largely as a result of higher shipments of crude oil originating in western Canada. CN’s crude oil volume in the quarter rose to a run rate of 40,000 carloads on an annualized basis.

“We continued to improve service and were able to make solid progress in our key velocity, efficiency and safety metrics across our network.”

Mongeau also said: “While cautious about the strength of the economy, we see continued opportunities to grow our business in the longer term. Through our agenda of supply chain collaboration, CN expects to increase revenues slightly faster than general growth in the North American economy and to accommodate this growth at low incremental cost.”

New CN share repurchase program
Mongeau said: “With our strong balance sheet and expectations of continued shareholder value creation, we are pleased to announce that CN’s Board of Directors has approved a new share repurchase program for up to C$1.4 billion in common shares. This will be executed through a normal course issuer bid to purchase for cancellation a maximum of 18 million shares.”

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. On a constant currency basis that excludes the impact of fluctuations in foreign currency exchange rates, CN’s third-quarter and first nine-month 2012 net income would have been lower by C$8 million, or C$0.02 per diluted share and C$25 million, or C$0.06 per diluted share, respectively. (1)

Third-quarter 2012 revenues, traffic volumes and expenses
The eight per cent rise in third-quarter revenues mainly resulted from higher freight volumes, due in part to growth in North American and Asian economies and the Company’s performance above market conditions in a number of segments; freight rate increases; and the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues.

Revenues increased for petroleum and chemicals (15 per cent), coal (13 per cent), grain and fertilizers (10 per cent), automotive (nine per cent), metals and minerals (seven per cent), intermodal (six per cent), and forest products (three per cent).

Revenue ton-miles, measuring the relative weight and distance of rail freight transported by CN, increased seven per cent from the year-earlier period.

Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased two per cent over the third-quarter 2011 performance, driven by freight rate increases and the positive translation impact of the weaker Canadian dollar, partly offset by a lower fuel surcharge and an increase in the average length of haul.

Operating expenses for the third quarter increased by 10 per cent to C$1,512 million, mainly due to higher labor and fringe benefits expense, increased purchased services and material expense, as well as increased volume-related fuel costs.

Forward-Looking Statements

 Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. To the extent that CN has provided guidance that are non-GAAP financial measures, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

Key assumptions
CN remains comfortable with the 2012 financial guidance issued on July 25, 2012, in its second-quarter 2012 financial and operational results news release. CN expects to deliver up to 15 per cent growth in adjusted diluted EPS for 2012, over adjusted diluted EPS of C$4.84 in 2011.  Also, CN expects to generate free cash flow of approximately C$1 billion for 2012 – taking into consideration a potential C$250 million additional voluntary pension contribution in the fourth quarter. (1)

CN’s 2012 outlook is based on a number of economic and market assumptions. The Company is forecasting that North American industrial production for 2012 will increase by about 3.0 per cent. For the year, CN also expects U.S. housing starts to be approximately 750,000 units, and U.S. motor vehicles sales to be approximately 14.5 million units. In addition, CN is assuming the 2012/2013 U.S. grain crop will be well below, and the 2012/2013 Canadian grain crop will be slightly higher, than the five-year average. With the assumptions above, CN assumes carload growth in the mid-single digit range, along with continued pricing improvement above inflation. CN also assumes the Canadian-U.S. exchange rate to be around parity for 2012 and that the price of crude oil (West Texas Intermediate) for the year to be approximately US$95 per barrel. In 2012, CN plans to invest approximately C$1.8 billion in capital programs, of which more than C$1 billion will be targeted on track infrastructure to maintain a safe and fluid railway network. In addition, the Company will invest in projects to support a number of productivity and growth initiatives.

Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

1)	See discussion and reconciliation of non-GAAP adjusted performance-measures in the attached supplementary schedule, Non-GAAP Measures.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP) - unaudited
(In millions, except per share data)

	Three months ended		Nine months ended
	September 30		September 30

	2012	2011	2012	2011

Revenues	$2,497	$2,307	$7,386	$6,651

Operating expenses
Labor and fringe benefits	476	396	1,489	1,301
Purchased services and material	304	271	908	825
Fuel	369	350	1,124	1,030
Depreciation and amortization	227	218	687	653
Equipment rents	64	60	185	165
Casualty and other	72	74	230	220
Total operating expenses	1,512	1,369	4,623	4,194

Operating income	985	938	2,763	2,457

Interest expense	(84)	(85)	(256)	(256)

Other income (Note 3)	18	70	320	380

Income before income taxes	919	923	2,827	2,581

Income tax expense (Note 7)	(255)	(264)	(757)	(716)

Net income	$664	$659	$2,070	$1,865

Earnings per share (Note 10)
Basic	$1.53	$1.47	$4.73	$4.11

Diluted	$1.52	$1.46	$4.71	$4.08

Weighted-average number of shares
Basic	433.9	448.3	437.3	453.4

Diluted	435.9	451.4	439.6	456.9
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (U.S. GAAP) - unaudited
(In millions)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011

Net income	$664	$659	$2,070	$1,865

Other comprehensive income (loss)
Foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	(210)	495	(199)	315
Translation of US dollar-denominated long-term debt designated
as a hedge of the net investment in U.S. subsidiaries	202	(471)	189	(302)

Pension and other postretirement benefit plans (Note 6)
Amortization of net actuarial loss included in net periodic
benefit cost (income)	30	2	92	6
Amortization of prior service cost included in net periodic
benefit cost (income)	1	1	5	2

Derivative instruments	-	-	-	(1)

Other comprehensive income before income taxes	23	27	87	20
Income tax recovery (expense)	(37)	67	(51)	42
Other comprehensive income (loss)	(14)	94	36	62

Comprehensive income	$650	$753	$2,106	$1,927
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP) - unaudited
(In millions)

	September 30	December 31	September 30
	2012	2011	2011

Assets

Current assets:
Cash and cash equivalents	$175	$101	$192
Restricted cash and cash equivalents (Note 4)	518	499	489
Accounts receivable	845	820	801
Material and supplies	272	201	272
Deferred and receivable income taxes	37	122	52
Other	78	105	62
Total current assets	1,925	1,848	1,868

Properties	24,004	23,917	23,800
Intangible and other assets	349	261	899

Total assets	$26,278	$26,026	$26,567

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and other	$1,631	$1,580	$1,565
Current portion of long-term debt (Note 4)	678	135	525
Total current liabilities	2,309	1,715	2,090

Deferred income taxes	5,603	5,333	5,613
Pension and other postretirement benefits, net of current portion	553	1,095	530
Other liabilities and deferred credits	738	762	800
Long-term debt	5,770	6,441	5,878

Shareholders' equity:
Common shares	4,120	4,141	4,149
Accumulated other comprehensive loss	(2,803)	(2,839)	(1,647)
Retained earnings	9,988	9,378	9,154

Total shareholders' equity	11,305	10,680	11,656

Total liabilities and shareholders' equity	$26,278	$26,026	$26,567
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP) - unaudited
(In millions)

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011

Common shares (1)

Balance, beginning of period	$4,132	$4,211	$4,141	$4,252
Stock options exercised and other	27	(6)	105	50
Share repurchase programs (Note 4)	(39)	(56)	(126)	(153)

Balance, end of period	$4,120	$4,149	$4,120	$4,149

Accumulated other comprehensive loss

Balance, beginning of period	$(2,789)	$(1,741)	$(2,839)	$(1,709)
Other comprehensive income (loss)	(14)	94	36	62
Balance, end of period	$(2,803)	$(1,647)	$(2,803)	$(1,647)

Retained earnings

Balance, beginning of period	$9,821	$9,001	$9,378	$8,741
Net income	664	659	2,070	1,865
Share repurchase programs (Note 4)	(334)	(361)	(969)	(1,011)
Dividends	(163)	(145)	(491)	(441)
Balance, end of period	$9,988	$9,154	$9,988	$9,154
See accompanying notes to unaudited consolidated financial statements.

(1)
During the three and nine months ended September 30, 2012, the Company issued 0.8 million and 2.7 million common shares, respectively, as a result of stock options exercised and repurchased 4.1 million and 13.3 million common shares, respectively, under its share repurchase program.  At September 30, 2012, the Company had 431.5 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP) - unaudited
(In millions)

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011

Operating activities
Net income	$664	$659	$2,070	$1,865
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	227	218	687	653
Deferred income taxes	59	104	331	327
Gain on disposal of property (Note 3)	-	(60)	(281)	(348)
Changes in operating assets and liabilities:
Accounts receivable	(25)	55	(37)	(17)
Material and supplies	3	(27)	(73)	(59)
Accounts payable and other	50	60	140	102
Other current assets	5	16	(6)	9
Pensions and other, net	17	(38)	(495)	(147)
Net cash provided by operating activities	1,000	987	2,336	2,385

Investing activities
Property additions	(508)	(415)	(1,121)	(1,012)
Disposal of property (Note 3)	-	70	311	369
Change in restricted cash and cash equivalents (Note 4)	(46)	(22)	(19)	(489)
Other, net	7	5	5	22
Net cash used in investing activities	(547)	(362)	(824)	(1,110)

Financing activities
Issuance of debt (Note 4)	230	132	1,861	196
Repayment of debt	(338)	(186)	(1,806)	(225)
Issuance of common shares due to exercise of stock
options and related excess tax benefits realized	24	5	97	56
Repurchase of common shares (Note 4)	(373)	(417)	(1,095)	(1,164)
Dividends paid	(163)	(145)	(491)	(441)
Net cash used in financing activities	(620)	(611)	(1,434)	(1,578)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents	(3)	3	(4)	5
Net increase (decrease) in cash and cash equivalents	(170)	17	74	(298)
Cash and cash equivalents, beginning of period	345	175	101	490
Cash and cash equivalents, end of period	$175	$192	$175	$192

Supplemental cash flow information
Net cash receipts from customers and other	$2,476	$2,326	$7,396	$6,659
Net cash payments for:
Employee services, suppliers and other expenses	(1,235)	(1,124)	(4,002)	(3,551)
Interest	(89)	(87)	(275)	(249)
Personal injury and other claims	(13)	(15)	(57)	(48)
Pensions (Note 6)	(29)	(5)	(587)	(103)
Income taxes	(110)	(108)	(139)	(323)
Net cash provided by operating activities	$1,000	$987	$2,336	$2,385
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 - Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at September 30, 2012, December 31, 2011 and September 30, 2011, and its results of operations, changes in shareholders’ equity and cash flows for the three and nine months ended September 30, 2012 and 2011.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2011 Annual Consolidated Financial Statements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and the 2011 Annual Consolidated Financial Statements and Notes thereto.

Note 2 - Accounting change

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income, giving companies the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income in the statement of changes in shareholders’ equity. ASU 2011-05 also requires reclassification adjustments for each component of accumulated other comprehensive income (AOCI) in both net income and other comprehensive income (OCI) to be separately disclosed on the face of the financial statements. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income, which deferred the effective date to present reclassification adjustments in net income. The effective date of the deferral is consistent with the effective date of ASU 2011-05 which is effective for fiscal years beginning on or after December 15, 2011. The FASB is currently re-evaluating the requirements, with a final decision expected in 2012. The Company has adopted the requirements of these ASUs.

Note 3 - Disposal of property

2012 – Disposal of Bala-Oakville
In March 2012, the Company entered into an agreement with Metrolinx to sell a segment of the Bala and a segment of the Oakville subdivisions in Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the “Bala-Oakville”), for cash proceeds of $311 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Bala-Oakville at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $281 million ($252 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2011 – Disposal of IC RailMarine Terminal
In August 2011, the Company sold substantially all of the assets of IC RailMarine Terminal Company (ICRMT), an indirect subsidiary of the Company, to Raven Energy, LLC, an affiliate of Foresight Energy, LLC (Foresight) and the Cline Group (Cline), for cash proceeds of $70 million (US$73 million) before transaction costs. ICRMT is located on the east bank of the Mississippi River and stores and transfers bulk commodities and liquids between rail, ship and barge, serving customers in North American and global markets. Under the sale agreement, the Company will benefit from a 10-year rail transportation agreement with Savatran, LLC, an affiliate of Foresight and Cline, to haul a minimum annual volume of coal from four Illinois mines to the ICRMT transfer facility. The transaction resulted in a gain on disposal of $60 million ($38 million after-tax) that was recorded in Other income.

2011 – Disposal of Lakeshore East
In March 2011, the Company entered into an agreement with Metrolinx to sell a segment of the Kingston subdivision known as the Lakeshore East in Pickering and Toronto, Ontario, together with the rail fixtures and certain passenger agreements (collectively the

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

“Lakeshore East”), for cash proceeds of $299 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Lakeshore East at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $288 million ($254 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

Note 4 - Financing activities

Revolving credit facility
In May 2011, the Company entered into an $800 million four-year revolving credit facility agreement with a consortium of lenders. In March 2012, the agreement was amended to extend the term to May 2017. The agreement, which contains customary terms and conditions, allows for increases in the facility amount, up to a maximum of $1,300 million, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The Company plans to use the credit facility for working capital and general corporate purposes, including backstopping its commercial paper program. As at September 30, 2012, the Company had no outstanding borrowings under its revolving credit facility (nil as at December 31, 2011).

Commercial paper
The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the US dollar equivalent. As at September 30, 2012, the Company had borrowings of $171 million of commercial paper ($82 million (US$81 million) as at December 31, 2011) presented in Current portion of long-term debt on the Consolidated Balance Sheet. The weighted-average interest rate on these borrowings was 1.06% (0.20% as at December 31, 2011).

Bilateral letter of credit facilities and Restricted cash and cash equivalents
In April 2011, the Company entered into a series of three-year bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. In March 2012, the agreements were amended to extend the maturity by one year to April 2015 and an additional letter of credit agreement was signed with an additional bank. Under these agreements as amended, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at September 30, 2012, from a total committed amount of $559 million ($520 million as at December 31, 2011) by the various banks, the Company had letters of credit drawn of $549 million ($499 million as at December 31, 2011). As at September 30, 2012, cash and cash equivalents of $518 million ($499 million as at December 31, 2011) were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheet.

Share repurchase programs
In October 2011, the Board of Directors of the Company approved a share repurchase program which allowed for the repurchase of up to 17.0 million common shares between October 28, 2011 and October 27, 2012 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company repurchased a total of 16.7 million common shares under this share repurchase program.
The following table provides the activity under such share repurchase program as well as the share repurchase program of the prior year:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2012	2011	2012	2011
Number of common shares repurchased (1)	4.1	6.0	13.3	16.5
Weighted-average price per share (2)	$89.82	$69.48	$82.32	$70.56
Amount of repurchase	$373	$417	$1,095	$1,164
(1)	Includes common shares purchased in the first quarters of 2012 and 2011 pursuant to private agreements between the Company and arm's length third-party sellers.
(2)	Includes brokerage fees.

See Note 11 – Subsequent event for additional information on the Company’s new share repurchase program approved on October 22, 2012.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 5 - Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided in Note 11 – Stock plans to the Company’s 2011 Annual Consolidated Financial Statements. The following table provides total stock-based compensation expense for awards under all plans, as well as the related tax benefit recognized in income, for the three and nine months ended September 30, 2012 and 2011.

	Three months ended September 30		Nine months ended September 30
In millions	2012	2011	2012	2011

Cash settled awards
Restricted share unit plan	$17	$(8)	$47	$39
Voluntary Incentive Deferral Plan (VIDP)	4	(13)	14	5
	21	(21)	61	44
Stock option awards	3	2	8	7
Total stock-based compensation expense (benefit)	$24	$(19)	$69	$51

Tax benefit (expense) recognized in income	$7	$(6)	$16	$12

Cash settled awards
Following approval by the Board of Directors in January 2012, the Company granted 0.5 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted by the Company are generally scheduled for payout in cash after three years (“plan period”) and vest conditionally upon the attainment of a target relating to return on invested capital over the plan period.

Payout is conditional upon the attainment of a minimum share price calculated using the average of the last three months of the plan period. In addition, commencing at various dates, for senior and executive management employees (“executive employees”), payout is conditional on compliance with the conditions of their benefit plans, award or employment agreements, including but not limited to non-compete, non-solicitation, and non-disclosure of confidential information conditions. Current or former executive employees who breach such conditions of their benefit plans, award or employment agreements will forfeit the RSU payout. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their benefit plans, award or employment agreements, the Company may at its discretion change the manner of vesting of the RSUs to suspend payout on any RSUs pending resolution of such matter.

In February 2012, the Company’s Board of Directors unanimously voted to forfeit and cancel the RSU payout of approximately $18 million otherwise due in February 2012 to its former Chief Executive Officer (CEO) after determining that the former CEO was likely in breach of his non-compete and non-disclosure of confidential information conditions contained in the former CEO’s employment agreement. Pending a final resolution of the legal proceedings, the Company, without prejudice, has not recorded a gain from the cancellation of the RSU payout. See Note 8 – Major commitments and contingencies to the Company’s unaudited Interim Consolidated Financial Statements.

As at September 30, 2012, 0.1 million RSUs remained authorized for future issuance under this plan.

The following table provides the 2012 activity for all cash settled awards:

	RSUs			VIDP
In millions	Nonvested	Vested		Nonvested	Vested
Outstanding at December 31, 2011	0.9	0.9		-	1.4
Granted (Payout)	0.5	(0.7)		-	-
Outstanding at September 30, 2012	1.4	0.2	(1)	-	1.4

(1)	Consists of the units of the RSU payout currently in dispute. See Note 8 - Major commitments and contingencies to the Company's unaudited Interim Consolidated Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs (1)					VIDP (2)		Total

Year of grant	2012	2011	2010	2009

Stock-based compensation expense
recognized over requisite service period
Nine months ended September 30, 2012	$10	$18	$19	$-		$14		$61
Nine months ended September 30, 2011	N/A	$6	$12	$21		$5		$44

Liability outstanding
September 30, 2012	$10	$38	$63	$18	(3)	$128		$257
December 31, 2011	N/A	$19	$44	$82		$119		$264

Fair value per unit
September 30, 2012 ($)	$58.67	$79.45	$86.62	N/A		$86.99		N/A

Fair value of awards vested during the period
Nine months ended September 30, 2012	$-	$-	$-	N/A		$1		$1
Nine months ended September 30, 2011	N/A	$-	$-	$-		$1		$1

Nonvested awards at September 30, 2012
Unrecognized compensation cost	$16	$15	$4	N/A		$1		$36
Remaining recognition period (years)	2.3	1.3	0.3	N/A		N/A	(4)	N/A

Assumptions (5)
Stock price ($)	$86.99	$86.99	$86.99	N/A		$86.99		N/A
Expected stock price volatility (6)	18%	16%	16%	N/A		N/A		N/A
Expected term (years) (7)	2.3	1.3	0.3	N/A		N/A		N/A
Risk-free interest rate (8)	1.12%	1.08%	0.97%	N/A		N/A		N/A
Dividend rate ($) (9)	$1.50	$1.50	$1.50	N/A		N/A		N/A

(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein.
(2)	Compensation cost is based on intrinsic value.
(3)	Consists of the carrying value of the RSU payout currently in dispute. See Note 8 - Major Commitments and contingencies to the Company's unaudited Interim Consolidated Financial Statements.
(4)	The remaining recognition period has not been quantified as it relates solely to the 25% Company grant and the dividends earned thereon, representing a minimal number of units.
(5)	Assumptions used to determine fair value are at September 30, 2012.
(6)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(7)	Represents the remaining period of time that awards are expected to be outstanding.
(8)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(9)	Based on the annualized dividend rate.

Stock option awards
Following approval by the Board of Directors in January 2012, the Company granted 0.6 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At September 30, 2012, 10.4 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at September 30, 2012, including conventional and performance-accelerated options, was 4.4 million and 0.4 million, respectively. As at September 30, 2012, the performance-accelerated stock options were fully vested.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the activity of stock option awards in 2012. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on September 30, 2012 at the Company’s closing stock price of $86.99.

	Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2011 (1)	6.9	$40.80
Granted	0.6	$76.70
Exercised	(2.7)	$30.90
Outstanding at September 30, 2012 (1)	4.8	$49.67	5.8	$178
Exercisable at September 30, 2012 (1)	3.1	$42.53	4.5	$136

(1) Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2012	2011	2010	2009	2008	2007	Total

Stock-based compensation expense
recognized over requisite service period (1)
Nine months ended September 30, 2012	$3	$2	$1	$2	$-	$-	$8
Nine months ended September 30, 2011	N/A	$3	$1	$2	$1	$-	$7

Fair value per unit
At grant date ($)	$15.49	$15.66	$13.09	$12.60	$12.44	$13.37	N/A

Fair value of awards vested during the period
Nine months ended September 30, 2012	$-	$2	$2	$4	$3	$-	$11
Nine months ended September 30, 2011	N/A	$-	$2	$4	$3	$3	$12

Nonvested awards at September 30, 2012
Unrecognized compensation cost	$5	$3	$2	$-	$-	$-	$10
Remaining recognition period (years)	3.3	2.3	1.3	0.3	-	-	N/A

Assumptions
Grant price ($)	$76.70	$68.94	$54.76	$42.14	$48.51	$52.79	N/A
Expected stock price volatility (2)	26%	26%	28%	39%	27%	24%	N/A
Expected term (years) (3)	5.4	5.3	5.4	5.3	5.3	5.2	N/A
Risk-free interest rate (4)	1.33%	2.53%	2.44%	1.97%	3.58%	4.12%	N/A
Dividend rate ($) (5)	$1.50	$1.30	$1.08	$1.01	$0.92	$0.84	N/A

(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.
(2)
Based on the average of the historical volatility of the Company's stock over a period commensurate with the expected term of the award and the implied volatility from traded options on the Company's stock.

(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(5)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 6 - Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management (“executive employees”) subject to certain minimum service and age requirements are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements (“SRS”), the Supplemental Executive Retirement Plan (“SERP”) and/or the Defined Contribution Supplemental Executive Retirement Plan (“DC SERP”). Executive employees who breach the non-compete, non-solicitation and non-disclosure of confidential information conditions of the SRS, SERP and/or DC SERP plans or other employment agreements will forfeit the retirement benefit under these plans. Should the Company reasonably determine that a current or former executive employee may have violated the conditions of their SRS, SERP, and/or DC SERP plan or other employment agreement, the Company may at its discretion withhold or suspend payout of the retirement benefit pending resolution of such matter.

In February 2012, the Company’s Board of Directors unanimously voted to forfeit and cancel the $1.5 million annual retirement benefit otherwise due to its former CEO after determining that the former CEO was likely in breach of the non-compete and non-disclosure of confidential information conditions contained in the former CEO’s employment agreement. Pending a final resolution of the legal proceedings, the Company, without prejudice, has not recorded a settlement gain of approximately $21 million from the termination of the former CEO’s retirement benefit plan. See Note 8 - Major commitments and contingencies to the Company’s unaudited Interim Consolidated Financial Statements.

For the three and nine months ended September 30, 2012 and 2011, the components of net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit cost (income) for pensions

	Three months ended		Nine months ended
	September 30		September 30
In millions	2012	2011	2012	2011
Service cost	$37	$31	$109	$93
Interest cost	186	196	554	589
Expected return on plan assets	(249)	(251)	(745)	(753)
Amortization of prior service cost	1	1	3	1
Recognized net actuarial loss	30	2	92	6
Net periodic benefit cost (income)	$5	$(21)	$13	$(64)

(b) Components of net periodic benefit cost for other postretirement benefits

	Three months ended		Nine months ended
	September 30		September 30
In millions	2012	2011	2012	2011
Service cost	$1	$1	$3	$3
Interest cost	4	4	10	11
Amortization of prior service cost	-	-	2	1
Net periodic benefit cost	$5	$5	$15	$15

Company contributions to its various pension plans are made in accordance with the applicable legislation in Canada and the United States and are determined by actuarial valuations. Actuarial valuations are generally required on an annual basis both in Canada and the United States. The latest actuarial valuations for funding purposes for the Company’s Canadian pension plans, based on a valuation date of December 31, 2011, were filed in June 2012 and identified a going concern surplus of approximately $1.1 billion and a solvency deficit of approximately $1.3 billion calculated using the three-year average of the Company’s hypothetical windup ratio in accordance with the Pension Benefit Standards Regulations, 1985. Under Canadian legislation, the solvency deficit is required to be funded through special solvency payments, for which each annual amount is equal to one fifth of the solvency deficit, and is re-established at each valuation date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

In anticipation of its future funding requirements, the Company made voluntary contributions of $450 million in the first quarter of 2012 and $350 million in the fourth quarter of 2011 in excess of the required contributions mainly to strengthen the financial position of its main pension plan, the CN Pension Plan. These voluntary contributions can be treated as a prepayment against its required special solvency payments. As such, as at September 30, 2012, based on the Company’s last filed actuarial valuations, these voluntary contributions are expected to be sufficient to meet the Company’s special solvency payment requirements for the CN Pension Plan to the end of 2014. Since 2010, the Company has made total voluntary contributions of $1.1 billion.
Pension contributions made in the first nine months of 2012 and 2011 of $587 million and $103 million, respectively, mainly represent contributions to the Company’s main pension plan, the CN Pension Plan.
The Company continuously monitors the various economic elements that affect the level of contribution it considers necessary to maintain the financial health of its various pension plans. Currently, the Company expects to make total contributions in 2012 of approximately $600 million for all its pension plans, including its defined contribution plans. These contributions are for the current service cost as determined under its current actuarial valuations and include voluntary contributions of $450 million made in the first quarter.
In view of the uncertainty associated with future pension plan returns and level of interest rates in the current economic environment, the Company is reviewing the merits of contributing an additional $250 million in 2012.
Additional information relating to the pension plans is provided in Note 12 – Pensions and other postretirement benefits to the Company’s 2011 Annual Consolidated Financial Statements.

Note 7 - Income taxes

The Company recorded income tax expense of $255 million for the three months ended September 30, 2012 and $757 million for the nine months ended September 30, 2012, compared to $264 million and $716 million, respectively, for the same periods in 2011. A net income tax expense of $28 million, which consisted of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment, was recorded in the second quarter of 2012. A net income tax expense of $40 million, resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions, was recorded in the second quarter of 2011.

Note 8 - Major commitments and contingencies

A. Commitments
As at September 30, 2012, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $846 million ($727 million as at December 31, 2011). The Company also has remaining estimated commitments in relation to the acquisition of the principal lines of the former Elgin, Joliet and Eastern Railway Company of approximately $110 million to be spent over the next few years for railroad infrastructure improvements, grade separation projects, as well as commitments under a series of agreements with individual communities and a comprehensive voluntary mitigation program established to address surrounding municipalities' concerns. The commitment for the grade separation projects is based on estimated costs provided by the Surface Transportation Board (STB) at the time of acquisition and could be subject to adjustment. In addition, remaining implementation costs associated with the U.S. federal government legislative requirement to implement positive train control (PTC) by 2015 are estimated to be approximately $180 million (US$180 million). The Company also has agreements with fuel suppliers to purchase approximately 91% of its estimated remaining 2012 volume, 71% of its anticipated 2013 volume and 20% of its anticipated 2014 volume at market prices prevailing on the date of the purchase.

B. Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Proceedings against former CEO
In February 2012, the Company’s Board of Directors unanimously voted to forfeit and cancel the RSU payout of approximately $18 million, the $1.5 million annual retirement benefit, and other benefits (collectively the “Benefits”) otherwise due to its former CEO, after determining that the former CEO was likely in breach of his non-compete and non-disclosure of confidential information conditions contained in the former CEO’s employment agreement. The Company‘s determination was based on certain facts, including the former CEO’s active participation in concert with the largest shareholder of its major competitor in Canada for the express purpose of installing the former CEO as Chief Executive Officer of the competitor; the former CEO’s admission that he has taken a personal $5 million stock position in the competitor; and statements by the former CEO and the largest shareholder to the effect that the former CEO has developed a strategic plan for the operation of the Company’s competitor to make it a stronger competitor to the Company; the Company reasonably believes that any such strategic plan would necessarily draw upon the Company’s confidential information, which would constitute a clear and material breach of the former CEO’s employment agreement. The Company has filed legal proceedings in the United States District Court for the Northern District of Illinois seeking, among other things, a declaration that the Company’s termination of the Benefits is valid. In June 2012, the former CEO was named President and CEO and a member of the Board of Directors of the Company’s major competitor in Canada.

Liabilities can be derecognized only if the Company is legally and irrevocably released from its obligation, either judicially or by the creditor. As such, the Company, without prejudice, has not recorded a gain of approximately $18 million from the cancellation of the former CEO’s RSU payout pending a final resolution of the legal proceedings. In addition, a retirement benefit liability can only be terminated when the Company is relieved of its obligation under the benefit plan. The Company estimates the settlement gain associated with the former CEO’s retirement benefit liability to be approximately $21 million, which would be partially offset by past accumulated actuarial losses of approximately $4 million. Pending a final resolution of the legal proceedings, the Company, without prejudice, has not recorded the net settlement gain that would result from the termination of the former CEO’s retirement benefit plan.

The Company is also seeking to recover $3 million of retirement benefits paid to the former CEO as the Company believes that the former CEO has failed to fulfill the terms of his employment agreement as well as reasonable legal fees and other costs. The Company has not recognized the recovery of these amounts.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. A comprehensive actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

United States
Personal injury claims by the Company’s employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers’ Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company’s historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial study includes the projection of the Company’s experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management’s assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at September 30, 2012, the Company had aggregate reserves for personal injury and other claims of $299 million, of which $82 million was recorded as a current liability ($310 million as at December 31, 2011, of which $84 million was recorded as a current liability).

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at September 30, 2012, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses could not be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company’s results of operations, financial position or liquidity in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 300 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 10 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
   The ultimate cost of addressing these known contaminated sites cannot be definitely established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company’s alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company’s provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental accruals, which are classified as Casualty and other in the Consolidated Statement of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
As at September 30, 2012, the Company had aggregate accruals for environmental costs of $126 million, of which $28 million was recorded as a current liability ($152 million as at December 31, 2011, of which $63 million was recorded as a current liability). The Company anticipates that the majority of the liability at September 30, 2012 will be paid out over the next five years. However, some costs may be paid out over a longer period. In situations where the Company expects to recover certain accrued remediation costs associated with alleged contamination, a receivable is recorded in Intangible and other assets for such recoverable amount. Based on the information currently available, the Company considers its provisions to be adequate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company’s ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
(iv)	the determination of the Company’s liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company’s financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2012 and 2020, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At September 30, 2012, the maximum exposure in respect of these guarantees was $146 million. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
As at September 30, 2012, the Company, including certain of its subsidiaries, has granted $549 million of irrevocable standby letters of credit and $11 million of surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at September 30, 2012, the maximum potential liability under these guarantee instruments was $560 million, of which $488 million related to workers’ compensation and other employee benefit liabilities and $72 million related to equipment under leases and other liabilities. The letters of credit were drawn on the Company’s bilateral letter of credit facilities. The Company has not recorded a liability as at September 30, 2012 with respect to these guarantee instruments as they relate to the Company’s future performance and the Company does not expect to make any payments under these guarantee instruments. The majority of the guarantee instruments mature at various dates between 2012 and 2015.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to:
(a)	contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements;
(b)	contracts granting rights to others to use the Company’s property, such as leases, licenses and easements;
(c)	contracts for the sale of assets;
(d)	contracts for the acquisition of services;
(e)	financing agreements;
(f)	trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g)	transfer agent and registrar agreements in respect of the Company’s securities;
(h)
trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements;

(i)	pension transfer agreements;
(j)	master agreements with financial institutions governing derivative transactions;
(k)
settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements; and

(l)	acquisition agreements.

      To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be reasonably determined.
During the period, the Company entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be reasonably determined. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. There are no recourse provisions to recover any amounts from third parties.

Note 9 - Financial instruments

For financial assets and liabilities measured at fair value on a recurring basis, fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is believed to be consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1:	Quoted prices for identical instruments in active markets.
Level 2:	Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3:	Significant inputs to the valuation model are unobservable.

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Restricted cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and other:
The carrying amounts approximate fair value because of the short maturity of these instruments. Cash and cash equivalents and Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are classified as Level 1.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Accounts receivable, Other current assets, and Accounts payable and other are classified as Level 2 as they may not be priced using quoted prices, but rather determined from market observable information.

(ii) Intangible and other assets:
Included in Intangible and other assets are equity investments for which the carrying value approximates the fair value, with the exception of certain cost investments for which the fair value is estimated based on the Company’s proportionate share of the underlying net assets. Intangible and other assets are classified as Level 3 as their fair value is based on significant unobservable inputs.

(iii) Debt:
The fair value of the Company’s debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. Debt is classified as Level 2 as it may not be priced using quoted prices for identical instruments in active markets, but rather determined from quoted prices for similar instruments in active markets.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at September 30, 2012 and December 31, 2011 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	September 30, 2012		December 31, 2011
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Financial assets
Investments	$30	$123	$31	$126
Financial liabilities
Total debt	$6,448	$8,000	$6,576	$7,978

Note 10 - Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2012	2011	2012	2011

Net income	$664	$659	$2,070	$1,865

Weighted-average shares outstanding	433.9	448.3	437.3	453.4
Effect of stock options	2.0	3.1	2.3	3.5
Weighted-average diluted shares outstanding	435.9	451.4	439.6	456.9

Basic earnings per share	$1.53	$1.47	$4.73	$4.11
Diluted earnings per share	$1.52	$1.46	$4.71	$4.08

Basic earnings per share are calculated based on the weighted-average number of common shares outstanding over each period. Diluted earnings per share are calculated based on the weighted-average diluted shares outstanding using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money stock options would be used to purchase common shares at the average market price for the period. The weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was nil and 0.1 million for the three and nine months ended September 30, 2012, respectively, and 0.1 million for both the corresponding periods in 2011.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 11 - Subsequent event

On October 22, 2012, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to $1.4 billion in common shares, not to exceed 18.0 million common shares, between October 29, 2012 and October 28, 2013 pursuant to a normal course issuer bid at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange.

Note 12 - Comparative figures

Certain figures previously reported in 2011 have been reclassified to conform with the basis of presentation adopted in 2012.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP) - unaudited

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011

Statistical operating data

Rail freight revenues ($ millions)	2,237	2,059	6,658	5,979
Gross ton miles (GTM) (millions)	96,402	89,517	285,881	265,799
Revenue ton miles (RTM) (millions)	49,999	46,761	149,372	139,597
Carloads (thousands)	1,298	1,261	3,789	3,641
Route miles (includes Canada and the U.S.) (1)	20,000	20,500	20,000	20,500
Employees (end of period)	23,610	23,441	23,610	23,441
Employees (average for the period)	23,573	23,318	23,444	22,961

Productivity

Operating ratio (%)	60.6	59.3	62.6	63.1
Rail freight revenue per RTM (cents)	4.47	4.40	4.46	4.28
Rail freight revenue per carload ($)	1,723	1,633	1,757	1,642
Operating expenses per GTM (cents)	1.57	1.53	1.62	1.58
Labor and fringe benefits expense per GTM (cents)	0.49	0.44	0.52	0.49
GTMs per average number of employees (thousands)	4,090	3,839	12,194	11,576
Diesel fuel consumed (US gallons in millions)	94.5	89.2	288.8	273.4
Average fuel price ($/US gallon)	3.40	3.37	3.45	3.33
GTMs per US gallon of fuel consumed	1,020	1,004	990	972

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.32	1.73	1.30	1.63
Accident rate per million train miles (2)	2.30	2.33	2.22	2.35

Financial ratio

Debt-to-total capitalization ratio (% at end of period) (3)	36.3	35.5	36.3	35.5
(1) Rounded to the nearest hundred miles.
(2) Based on Federal Railroad Administration (FRA) reporting criteria.
(3) Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.

Certain of the 2011 comparative figures have been restated to conform with the 2012 presentation. Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP) - unaudited

	Three months ended September 30				Nine months ended September 30

	2012	2011	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2012	2011	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)

Revenues (millions of dollars)
Petroleum and chemicals	416	361	15%	14%	1,213	1,043	16%	14%
Metals and minerals	293	274	7%	5%	859	728	18%	16%
Forest products	336	325	3%	2%	1,008	941	7%	5%
Coal	187	166	13%	11%	541	469	15%	14%
Grain and fertilizers	368	336	10%	9%	1,131	1,110	2%	1%
Intermodal	510	480	6%	6%	1,496	1,326	13%	12%
Automotive	127	117	9%	7%	410	362	13%	11%
Total rail freight revenues	2,237	2,059	9%	8%	6,658	5,979	11%	10%
Other revenues	260	248	5%	4%	728	672	8%	7%
Total revenues	2,497	2,307	8%	7%	7,386	6,651	11%	10%

Revenue ton miles (millions)
Petroleum and chemicals	9,461	8,354	13%	13%	27,295	24,430	12%	12%
Metals and minerals	5,229	5,212	-	-	15,236	13,780	11%	11%
Forest products	7,545	7,558	-	-	22,533	21,991	2%	2%
Coal	6,216	5,346	16%	16%	17,816	15,295	16%	16%
Grain and fertilizers	10,394	9,452	10%	10%	32,591	33,568	(3%)	(3%)
Intermodal	10,492	10,239	2%	2%	31,782	28,613	11%	11%
Automotive	662	600	10%	10%	2,119	1,920	10%	10%
	49,999	46,761	7%	7%	149,372	139,597	7%	7%
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	4.47	4.40	2%	1%	4.46	4.28	4%	3%
Commodity groups:
Petroleum and chemicals	4.40	4.32	2%	-	4.44	4.27	4%	2%
Metals and minerals	5.60	5.26	6%	5%	5.64	5.28	7%	5%
Forest products	4.45	4.30	3%	2%	4.47	4.28	4%	3%
Coal	3.01	3.11	(3%)	(4%)	3.04	3.07	(1%)	(2%)
Grain and fertilizers	3.54	3.55	-	(1%)	3.47	3.31	5%	4%
Intermodal	4.86	4.69	4%	3%	4.71	4.63	2%	1%
Automotive	19.18	19.50	(2%)	(3%)	19.35	18.85	3%	1%

Carloads (thousands)
Petroleum and chemicals	152	143	6%	6%	444	421	5%	5%
Metals and minerals	265	272	(3%)	(3%)	778	752	3%	3%
Forest products	111	113	(2%)	(2%)	336	334	1%	1%
Coal	117	122	(4%)	(4%)	332	354	(6%)	(6%)
Grain and fertilizers	144	135	7%	7%	426	440	(3%)	(3%)
Intermodal	455	424	7%	7%	1,305	1,176	11%	11%
Automotive	54	52	4%	4%	168	164	2%	2%
	1,298	1,261	3%	3%	3,789	3,641	4%	4%
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,723	1,633	6%	4%	1,757	1,642	7%	6%
Commodity groups:
Petroleum and chemicals	2,737	2,524	8%	7%	2,732	2,477	10%	8%
Metals and minerals	1,106	1,007	10%	8%	1,104	968	14%	12%
Forest products	3,027	2,876	5%	4%	3,000	2,817	6%	5%
Coal	1,598	1,361	17%	16%	1,630	1,325	23%	21%
Grain and fertilizers	2,556	2,489	3%	2%	2,655	2,523	5%	4%
Intermodal	1,121	1,132	(1%)	(1%)	1,146	1,128	2%	1%
Automotive	2,352	2,250	5%	3%	2,440	2,207	11%	8%

(1) See supplementary schedule entitled Non-GAAP Measures for an explanation of this Non-GAAP measure.

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures

For the three and nine months ended September 30, 2012, the Company reported adjusted net income of $664 million, or $1.52 per diluted share and $1,846 million, or $4.20 per diluted share, respectively. The adjusted figures for the nine months ended September 30, 2012 exclude a net income tax expense of $28 million ($0.06 per diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment; and a gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions of $281 million, or $252 million after-tax ($0.57 per diluted share).
For the three and nine months ended September 30, 2011, the Company reported adjusted net income of $621 million, or $1.38 per diluted share and $1,613 million, or $3.53 per diluted share, respectively. The adjusted figures for the three and nine months ended September 30, 2011 exclude a gain on disposal of substantially all of the assets of IC RailMarine Terminal Company (ICRMT) of $60 million, or $38 million after-tax ($0.08 per diluted share). The adjusted figures for the nine months ended September 30, 2011 also exclude a net income tax expense of $40 million ($0.08 per diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions; and a gain on disposal of a segment of the Company’s Kingston subdivision of $288 million, or $254 million after-tax ($0.55 per diluted share).
Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such items in adjusted net income and adjusted earnings per share does not, however, imply that such items are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s 2012 unaudited Interim Consolidated Financial Statements and Notes thereto. The following tables provide a reconciliation of net income and earnings per share, as reported for the three and nine months ended September 30, 2012 and 2011, to the adjusted performance measures presented herein.

	Three months ended			Nine months ended
	September 30, 2012			September 30, 2012

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,497	$-	$2,497	$7,386	$-	$7,386

Operating expenses	1,512	-	1,512	4,623	-	4,623

Operating income	985	-	985	2,763	-	2,763

Interest expense	(84)	-	(84)	(256)	-	(256)

Other income	18	-	18	320	(281)	39

Income before income taxes	919	-	919	2,827	(281)	2,546

Income tax expense	(255)	-	(255)	(757)	57	(700)

Net income	$664	$-	$664	$2,070	$(224)	$1,846

Operating ratio	60.6%		60.6%	62.6%		62.6%

Basic earnings per share	$1.53	$-	$1.53	$4.73	$(0.51)	$4.22

Diluted earnings per share	$1.52	$-	$1.52	$4.71	$(0.51)	$4.20

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

	Three months ended			Nine months ended
	September 30, 2011			September 30, 2011

In millions, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

Revenues	$2,307	$-	$2,307	$6,651	$-	$6,651

Operating expenses	1,369	-	1,369	4,194	-	4,194

Operating income	938	-	938	2,457	-	2,457

Interest expense	(85)	-	(85)	(256)	-	(256)

Other income	70	(60)	10	380	(348)	32

Income before income taxes	923	(60)	863	2,581	(348)	2,233

Income tax expense	(264)	22	(242)	(716)	96	(620)

Net income	$659	$(38)	$621	$1,865	$(252)	$1,613

Operating ratio	59.3%		59.3%	63.1%		63.1%

Basic earnings per share	$1.47	$(0.08)	$1.39	$4.11	$(0.55)	$3.56

Diluted earnings per share	$1.46	$(0.08)	$1.38	$4.08	$(0.55)	$3.53

Constant currency

Although CN conducts its business and reports its earnings in Canadian dollars, a large portion of revenues and expenses is denominated in US dollars. As such, the Company’s results are affected by exchange-rate fluctuations.
Financial results at “constant currency” allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $0.99 and $1.00 per US$1.00, respectively, for the three and nine months ended September 30, 2012, and $0.98 per US$1.00 for both the three and nine months ended September 30, 2011.
On a constant currency basis, the Company’s 2012 third quarter and first nine-month net income would have been lower by $8 million, or $0.02 per diluted share and $25 million, or $0.06 per diluted share, respectively. The following table presents a reconciliation of 2012 net income as reported to net income on a constant currency basis:

	Three months ended	Nine months ended
In millions	September 30, 2012	September 30, 2012

Net income, as reported	$664	$2,070

Add back:
Positive impact due to the weakening Canadian dollar included in net income	(7)	(20)
Add:
Decrease due to the weakening Canadian dollar on additional year-over-year US$ net income	(1)	(5)
Impact of foreign exchange using constant currency rates	(8)	(25)
Net income, on a constant currency basis	$656	$2,045

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Free cash flow

The Company generated $333 million and $1,036 million of free cash flow for the three and nine months ended September 30, 2012, respectively, compared to $505 million and $1,328 million for the same periods in 2011, respectively. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as the sum of net cash provided by operating activities, adjusted for changes in cash and cash equivalents resulting from foreign exchange fluctuations; and net cash used in investing activities, adjusted for changes in restricted cash and cash equivalents, if any, the impact of major acquisitions, if any; and the payment of dividends, calculated as follows:

	Three months ended		Nine months ended
	September 30		September 30
In millions	2012	2011	2012	2011

Net cash provided by operating activities	$1,000	$987	$2,336	$2,385
Net cash used in investing activities	(547)	(362)	(824)	(1,110)
Net cash provided before financing activities	453	625	1,512	1,275

Adjustments:
Dividends paid	(163)	(145)	(491)	(441)
Change in restricted cash and cash equivalents	46	22	19	489
Effect of foreign exchange fluctuations on US dollar-denominated
cash and cash equivalents	(3)	3	(4)	5
Free cash flow	$333	$505	$1,036	$1,328

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 22, 2012	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel